UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Gustavo Castelli
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

________________
WITH COPIES TO:
Diane G. Kerr

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

This statement is filed in connection with (check the appropriate box):

a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b)	[ ] The filing of a registration statement under the Securities Act of 1933.

c)	[X] A tender offer.

d)	[ ] None of the above

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$313,433,078.71	n/a
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[✓]Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,537.34
Form or Registration Number:	Schedule TO-T
Filing Party:	Beverage Associates Holding Ltd.
Date Filed:	1-25-07

This Amendment No. 1 to the Rule 13E-3 Transaction Statement amends and supplements the Rule 13E-3 Transaction Statement (the “Transaction Statement”) filed by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”) on March 16, 2007. The Transaction Statement relates to the offer by Beverage Associates Holding Ltd. (“Offeror”) to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”) of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letters of Transmittal filed by the Offeror on January 25, 2007 (which, as amended or supplemented from time to time, constitute the "Offer"), as amended by the Supplement filed by the Offeror and Companhia De Bebidas Das Américas (“AmBev”) with the Commission on April 3, 2007 (the “Supplement”).

The information set forth in the Offer to Purchase, including all schedules thereto, the Schedule TO-T/A filed by the Offeror on February 27, 2007, the Schedule TO-C filed with the Commission on November 9, 2006 by AmBev and the Offeror and the Supplement, is hereby expressly incorporated by reference in response to all items of this Transaction Statement, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in this Transaction Statement.

Capitalized terms defined in the Offer Document and used herein without definition shall have the meanings specified in the Offer Document.

ITEMS 1 THROUGH 13

Items 1 through 13 of the Transaction Statement are hereby amended and supplemented by the Supplement.

ITEM 4. TERMS OF THE TRANSACTION

On April 3, 2007, AmBev issued a press release announcing that the Offer has been extended to 5:00 pm., New York City Time (which is 11:00pm) Luxembourg Time), on April 19, 2007.

 SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Gustavo Castelli
Name: Gustavo Castelli
Title: Chief Financial Officer

Dated: April 6, 2007